SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2.

(Amendment No. 17)*

TANGER FACTORY OUTLET CENTERS, INC.
(Name of Issuer)

COMMON SHARES, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

875465 10 6
(CUSIP Number)

August 18, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❑           Rule 13d-1 (b)
❑           Rule 13d-1 (c)
☒           Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO.                          875465 10 6

1.           Name of Reporting Person:

Stanley K. Tanger

2.           Check the Appropriate Box if a Member of a Group

(a)           ❑
(b)        ❑

3.           SEC Use Only

4.           Citizenship or Place of Organization:

United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person with:

5.	Sole Voting Power:	448,812

6.	Shared Voting Power:	2,000

7.	Sole Dispositive Power:	448,812

8.	Shared Dispositive Power:	2,000

9.           Aggregate Amount Beneficially Owned by Each Reporting
Person:

450,812

10.           Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares:
❑

11.           Percent of Class Represented by Amount in Row 9:

1.11%

12.           Type of Reporting Person:

IN

Item 1(a)	Name of Issuer:

Tanger Factory Outlet Centers, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

3200 Northline Avenue, Suite 360
Greensboro, North Carolina  27408

Item 2(a)	Name of Person Filing:

Stanley K. Tanger

Item 2(b)	Address of Principal Business Office:

445 Dolley Madison Road, Suite 102
Greensboro, North Carolina  27410

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Shares, $.01 par value

Item 2(e)	CUSIP Number:

875464 10 6

Item 3.	Not applicable

Item 4.	Ownership

(a) Amount Beneficially Owned:                450,812 Common Shares, including 2,000 shares owned by Stanley K. Tanger’s wife.

(b) Percent of Class:                                           1.11%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:	448,812

(ii) shared power to vote or to direct the vote:	2,000

(iii) sole power to dispose or to direct the disposition of:	448,812

(iv) shared power to dispose or to direct the disposition of:	2,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

                                Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2010
Date

/s/ Stanley K. Tanger
Signature

Stanley K. Tanger
Name